U. S. LABORATORIES






                                      1998



                                  ANNUAL REPORT














                                                                        Logo

Logo

         U. S. LABORATORIES . . .

         Two bar graphs reflecting revenues and income after tax for 1996, 1997, and 1998.

                                    REVENUES

--------------------------------------------------------------------------------
        $12,000,000                                              $11,879,948
--------------------------------------------------------------------------------
        $10,000,000
--------------------------------------------------------------------------------
         $8,000,000
--------------------------------------------------------------------------------
         $6,000,000      $4,963,090           $7,766,414
--------------------------------------------------------------------------------
         $4,000,000
--------------------------------------------------------------------------------
         $2,000,000
--------------------------------------------------------------------------------
                 $0            1996                 1997                1998
--------------------------------------------------------------------------------

                        INCOME AFTER TAX

--------------------------------------------------------------------------------
           $700,000
--------------------------------------------------------------------------------
           $600,000
--------------------------------------------------------------------------------
           $500,000                                                 $570,021
--------------------------------------------------------------------------------
           $400,000
--------------------------------------------------------------------------------
           $300,000                             $364,156
--------------------------------------------------------------------------------
           $200,000
--------------------------------------------------------------------------------
           $100,000        $152,713
--------------------------------------------------------------------------------
                 $0            1996                 1997                1998
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Year Ended December 31                 1998                          1997
--------------------------------------------------------------------------------
Revenue                            $11,879,948                    $7,766,414
--------------------------------------------------------------------------------
Income from operations              $1,138,328                      $857,692
--------------------------------------------------------------------------------
Net income                            $570,021                      $444,409*
--------------------------------------------------------------------------------
Earnings per share (diluted)             $0.26                         $0.17
--------------------------------------------------------------------------------
                     *Before Minority Interest and after Tax

                                     ...... GROWING FOR OUR FUTURE

TO OUR STOCKHOLDERS, EMPLOYEES AND CUSTOMERS:

          U.S. Laboratories Inc. has accomplished some of its major milestones this past year. Our goals at the beginning of the year included expanding the company beyond the $10 million annual sales threshold and to increase earnings before taxes to over $1 million. We restructured our ownership in order to solicit a public offering. In addition, we set the framework for all of our subsidiaries to work together towards a national marketing effort. The collective efforts of all of our operations netted quite an impressive result for the 1998 calendar year.

          To outline our 1998 achievements:

          o    1998 revenue increased 53% to an all time high of $11,879,948.

          o Our net profit before taxes increased 56.5% to $1,014,878 marking 5 straight years of profitable operations.

          o We acquired Wyman Enterprises and successfully merged it with our existing San Diego subsidiary.

          o We completed three "tuck-in" acquisitions for our New Jersey and Florida subsidiaries.

          o We opened a new subsidiary in Irvine, California that will service the greater Los Angeles marketplace.

          o Since the end of the year, we raised $6 million in new equity by completing an initial public offering of our stock. A portion of the proceeds was used to pay the cost of the offering, nearly eliminate all of our debt and to provide a reserve for working capital. The remaining funds are to be used for the expansion of U.S. Laboratories Inc.

          o    Our employee base has increased to over 200 team members.

          o We have increased the protection of our equity by augmenting and enhancing our insurance coverage at a minimal cost to the company.

          o We have expanded the communication capabilities of the company by standardizing the financial reporting practices and providing Internet capabilities to all of our operations.

          As a result of successfully completing our initial public offering, the company is poised to facilitate mergers, acquisitions and consolidations. We are confident that our formula for success will take us into the 21st century on an up note. We intend to become a major player in the construction materials testing and inspection industry. Our proven acquisition program has generated a history of profitable operations and while we grow we will remain focused on what has brought success to our company.

          As we submit this report for the 1998 calendar year we look forward to another successful year in 1999 for U.S. Laboratories Inc.

Sincerely,



Dickerson Wright
Chairman of the Board, President and Chief Executive Officer

                                    BUSINESS

          U.S. Laboratories Inc. was founded in 1993 with a view towards offering quality construction control services. We provide construction materials testing and inspection services from conception to completion of a building project. We verify that the project conforms to construction specifications. We analyze the soil that will be built upon to determine whether it can hold the proposed structure. We also analyze the structural strength of the concrete, masonry, and steel materials to be used during construction. We use universally recognized test procedures and laboratory equipment to perform the analyses, and all construction in the field is verified by our licensed inspectors. Our projects involve every type of construction: high-rises, low-rises, shopping centers, residential, schools, hospitals, bridges, tunnels, highways, stadiums, airports, military facilities, and many other types of public and private improvements. We work for government agencies, real estate developers, general contractors, school districts, and other types of landowners. U.S. Laboratories Inc. is the parent company of four wholly owned operational subsidiaries.

          The company has recently completed its initial public offering. We have used the proceeds to pay for the offering, retire debt, create some working capital and have set aside the balance to expand through the acquisition of similar inspection and testing operations. We acquire businesses that have a history of positive performance and have experienced key management personnel operating the business. This allows us to obtain a foothold in the marketplace and add competent professionals to our staff. After an acquisition, we immediately provide executive administrative support in the area of sales, human resources, and accounting functions. In some cases, the acquisition is integrated into another of our operating units. Historically, our acquisitions have contributed increased sales volume, and in many cases without increasing our fixed costs. This has resulted in substantial increases in our incremental profit margin.

          In addition to growing through acquisitions, we plan to continue to grow internally by increasing our market share in existing diverse geographical operations. We also endeavor to balance the percentage of our services provided between the government sector and private industry. With this diverse geographical market and customer base, we attempt to insulate ourselves against economic downturns.

          Our strategic goal is to be a leading provider of construction materials testing and engineering services, geotechnical engineering and consulting services, and infrastructure engineering services through the consolidation of independent companies and internal growth. We achieve our business objectives through strategic acquisitions, emphasis on premium national accounts, expansion of infrastructure engineering services, the balance of public sector and private industry clients, expansion of international services, and expansion of domestic geographic markets.

          We believe that the industry for engineering services is fragmented and that there are opportunities to acquire local engineering services companies. We believe our expertise in identifying, completing, and integrating acquisitions provides us with a competitive advantage in entering new geographical markets. We plan to apply our expertise in assimilating acquired companies' personnel and branch operations into our existing infrastructure and expanding acquired companies' service and product offerings to existing clients. This will strengthen our position as an industry consolidator through acquisitions that meet our operating, financial, and geographic criteria. Since 1993, we have followed a strategy of controlled growth through acquisitions by completing three acquisitions in the first half of 1998 and one acquisition in 1996. Since 1993, we have completed a total of five acquisitions. We have also expanded our service mix by adding building condition surveys, construction administrative services, and environmental assessment services.

          We believe in decentralized operations under the direction of key executives. With this model we can greatly expand our operations while keeping a flat organizational structure. We believe that one key executive can efficiently manage an operation with $10 million in annual sales. Additionally, as each operating division grows, it will continue to reduce overhead as a percentage of sales. Further, because we provide ancillary administrative support necessary to run each division, our division level executives are encouraged to manage these operations in a more decentralized fashion. Consequently, our division level managers can react to regional business practices and traditions. We are committed to future expansion and have targeted the West Coast and the Mid-Atlantic regions for expansion.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Financial Condition and Results of Operations

          Years Ended 1998 and 1997

          Revenue. Revenue for the year ended 1998 was $11.88 million, an increase of 53% over 1997. This increase was due to an internal growth rate of approximately 10% and 43% through the acquisition of operating units in California, Florida and New Jersey.

          Gross Profit. Gross profit for the year ended 1998 was $5.24 million, an increase of 59% over 1997. This increase in gross profit was due primarily to the increase of revenues described above, however, the gross profit margin is up by approximately 2% over the prior year.

          Income Before Provision for Income Taxes and Minority Interest. Income before provision for income taxes and minority interest in 1998 was $1,014,878, an increase of 29% over 1997. The profit increased by less than the incremental increase in gross profit because of the substantial costs associated with the buildup of staff that is intended to facilitate the consolidations of future operations. These expenses were incurred in order to prepare the necessary infrastructure to grow the company successfully.

          Interest Expense. Interest expense was $177,231 in 1998, an increase of 36% over 1997. This increase was due primarily to increased debt associated with business acquisitions and the use of operating lines of credit.

          Net Income before Minority Interest. Net income before minority interest for 1998 was $570,021, an increase of 28% over 1997. The increase was due primarily to the increased revenues associated with the ordinary growth of existing operations and the acquisitions made during 1998.

Liquidity and Capital Resources

          During the year ended December 31, 1998, our net cash provided by operating activities was $443,479, an increase of 66% over the same period in 1997. The increase in fiscal 1998 compared to 1997 was due primarily to our higher earnings.

          We entered into a $1.7 million line of credit with North County Bank in May 1998. In October 1998, the $1.7 million line of credit was refinanced into a $1,200,000 note payable and a $500,000 line of credit. The $500,000 line of credit expires in May 1999. The note payable is due over a sixty-month period, beginning in January 1999, with principal reductions scheduled at the rate of $20,000 per month. At December 31, 1997, we had borrowings under other lines of credit that were paid in full with this new line of credit in May 1998. This line of credit has been paid in full since the end of 1998.

          We also have a line of credit with Bank of America in the amount of $500,000. Dickerson Wright and his spouse guarantee this line of credit. It is an unsecured note that is all due in July 2000. The note bears interest at the prime rate. This line of credit is still in place and has been reduced to a zero outstanding balance since the end of 1998. We do not intend to use this credit facility in the future.

          We currently intend to use approximately $2.5 million of the proceeds from our initial public offering to fund acquisitions. Additionally, we intend to make acquisitions through other financing mechanisms such as notes and other instruments. Historically, we have been able to make acquisitions with approximately 20-50% of the purchase price in cash and the balance in non-interest bearing purchase notes over extended time frames. Although it is not our intention to use significant amounts of U.S. Laboratories Inc. stock as consideration while making acquisitions, from time to time it may be necessary to do so.

          We believe that our available cash and cash equivalents as well as cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months. We are, nevertheless, currently negotiating with a number of lenders to secure credit facilities that can be used to finance additional acquisitions. During 1999, we intend to actively continue our search for acquisitions in order to expand our geographical representation and enhance our technical capabilities.

Year 2000 Compliance

          We believe that the software packages we currently use and expect to use, and those used by our vendors prior to the year 2000, are Year 2000 compliant. We do not expect the financial impact of required modifications to this software will be material to our financial position, cash flows, or results of operations.

Inflation

          Inflation does not currently affect our operations, and we do not expect inflation to affect them in the foreseeable future.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
U.S. Laboratories Inc.
San Diego, California

We have audited the accompanying consolidated balance sheet of U.S. Laboratories Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Laboratories Inc. and subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
April 7, 1999

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEET
                                                               December 31, 1998

--------------------------------------------------------------------------------


                                     ASSETS

Current assets
     Cash                                                       $   121,782
     Accounts receivable, net of allowance for doubtful
      accounts of $38,241                                         3,290,353

     Work-in-process                                                254,782

     Prepaid expenses and other current assets                       45,602
                                                                -----------

              Total current assets                                3,712,519

Furniture and equipment, net of accumulated
     depreciation and amortization of $783,695                      748,059

Excess cost over fair value of net assets acquired,
     net of accumulated amortization of $442,481                  1,637,427

Deferred offering costs                                             552,738

Other assets                                                        217,984

                  Total assets                                  $ 6,868,727
                                                                ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                        U.S. LABORATORIES INC. AND SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEET (Continued)
                                                              December 31, 1998
--------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Book overdraft                                             $   125,635
     Lines of credit                                                697,744
     Current portion of long-term debt                              132,048
     Current portion of capitalized lease obligations                12,498
     Current portion of notes payable                               515,000
     Accounts payable                                               581,738
     Accrued payroll and payroll taxes                              222,641
     Due to stockholder                                              81,461
     Deferred income tax                                          1,123,606
     Income tax payable                                             162,708
                                                                -----------

         Total current liabilities                                3,655,079

Long-term debt, net of current portion                              211,383
Capitalized lease obligations, net of current portion                 5,580
Notes payable, net of current portion                             1,165,000
                                                                -----------

              Total liabilities                                   5,037,042
                                                                -----------
Commitments and contingencies

Stockholders' equity
     Preferred stock, $0.01 par value
         5,000,000 shares authorized
         none issued and outstanding                                      -
     Common stock, $0.01 par value
         50,000,000 shares authorized
         2,200,000 shares issued and outstanding                     22,000
     Additional paid-in capital                                     970,252
     Retained earnings                                              839,433
                                                                -----------

              Total stockholders' equity                          1,831,685
                                                                -----------

                  Total liabilities and stockholders' equity    $ 6,868,727
                                                                ===========


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

                                                         1998           1997
                                                     -----------   -----------

Revenue                                              $11,879,948   $ 7,766,414

Cost of goods sold                                     6,641,110     4,476,952
                                                     -----------   -----------

Gross profit                                           5,238,838     3,289,462

Selling, general, and administrative expenses          4,100,510     2,431,770
                                                     -----------   -----------

Income from operations                                 1,138,328       857,692
                                                     -----------   -----------

Other income (expense)
     Interest expense                                   (177,231)     (130,605)
     Interest income                                       9,252         7,277
     Other income                                         27,795       100,000
     Other expense                                             -      (100,000)
     Gain on sale of furniture and equipment               4,094         4,912
     Rental income                                        12,640        25,160
     Gain on sale of minority interest                         -        25,229
                                                      ----------    ------------

         Total other income (expense)                   (123,450)      (68,027)
                                                      ----------    ------------

Income before provision for income taxes and
     minority interest                                 1,014,878       789,665

Provision for income taxes                               444,857       345,256
                                                      ----------    ----------

Income before minority interest                          570,021       444,409

Minority interest                                              -       (80,253)
                                                      ----------    ----------

Net income                                            $  570,021    $  364,156
                                                      ==========    ==========

Basic income per share                                $     0.26    $     0.17
                                                      ==========    ==========

Diluted income per share                              $     0.26    $     0.17
                                                      ==========    ==========

Weighted-average shares outstanding                    2,200,000     2,200,000
                                                      ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.


                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

                                                                                    Retained
                                                                  Additional        Earnings
                                         Common Stock              Paid-In        (Accumulated
                                    Shares          Amount         Capital           Deficit)         Total
                                   ---------     ----------       ----------      ------------      ----------
Balance, December
   31, 1996                        1,709,858     $   17,099       $ 380,901        $ (94,744)       $  303,256

Net income                                                                           364,156           364,156
                                   ---------     ----------       ---------        ---------        ----------

Balance, December
   31, 1997                        1,709,858         17,099         380,901          269,412           667,412

Issuance of common
   stock in exchange
   for shares held by
   minority interest
   holders                           490,142          4,901         589,351                            594,252

Net income                                                                            70,021           570,021
                                   ---------     ----------       ---------        ---------        ----------

Balance, December
   31, 1998                        2,200,000     $   22,000       $ 970,252        $ 839,433        $1,831,685
                                   =========     ==========       =========        =========        ==========




The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

                                                          1998           1997
                                                       -----------   -----------
Cash flows from operating activities
  Net income                                           $   570,021   $  364,156
  Adjustments to reconcile net income to net cash
     provided by operating activities
       Amortization                                        110,754       84,724
       Depreciation                                        215,660      181,552
       Gain on sale of furniture and equipment                   -       (4,912)
       Recovery of expenses                                      -     (100,000)
       Minority interest                                         -       80,253
       Distributions to minority interests                       -      (20,000)
       Gain on sale of subsidiary stock                          -        9,771
       Deferred income tax                                 444,857      275,918
  (Increase) decrease in
     Accounts receivable                                (1,065,457)    (750,149)
     Work in process                                       (73,010)      24,826
     Prepaid expenses                                       31,797       21,008
     Other assets                                          (63,573)     (63,486)
  Increase (decrease) in
     Accounts payable                                      267,698       49,476
     Accrued payroll and payroll taxes                      34,817       46,362
     Other accrued expenses                                (30,085)      (1,251)
     Income tax payable                                          -       69,338
                                                       -----------    ----------

         Net cash provided by operating activities         443,479      267,586
                                                       -----------    ----------

Cash flows from investing activities
  Purchase of furniture and equipment                     (196,259)     (83,798)
  Proceeds from sale of furniture and equipment                  -       34,291
  Investment in Wyman Enterprises, Inc., net of
    cash acquired                                         (296,729)           -
  Investment in Professional Services Industries, Inc.     (13,900)           -
  Investment in Jupiter, Division of Fraser
    Engineering & Testing, Inc.                            (35,000)           -
                                                       -----------    ----------

         Net cash used in investing activities            (541,888)     (49,507)
                                                       -----------    ----------


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------


                                                         1998           1997
                                                      ----------     ---------
Cash flows from financing activities
  Increase (decrease) in book overdraft               $  116,245     $ (69,095)
  Line of credit, net                                     15,907       322,229
  Due to stockholders, net                              (502,820)     (130,421)
  Payments on long-term debt                            (115,507)      (97,660)
  Payments on capitalized lease obligations               (9,021)            -
  Payments on notes payable                                    -      (149,000)
  Deferred offering costs                               (552,738)            -
  Increase in notes payable                            1,230,000             -
  Due from Wyman Testing Laboratories, Inc.              (56,007)            -
                                                       ---------     ---------

      Net cash provided by (used in)
      financing activities                               126,059      (123,947)
                                                       ---------     ---------

          Net increase in cash                            27,650        94,132

Cash, beginning of year                                   94,132             -
                                                       ---------     ---------

Cash, end of year $                                      121,782     $  94,132
                                                       =========     =========


Supplemental disclosures of cash flow information

     Interest paid                                       177,231     $ 130,605
                                                      ==========     =========

     Income taxes paid                                $    2,064     $   2,000
                                                      ==========     =========


Supplemental schedule of non-cash investing and financing activities
During the years ended December 31, 1998 and 1997, the Company acquired an automobile and trucks of $225,897 and $124,469, respectively, under note payable agreements.

During the year ended December 31, 1997, the Company recovered expenses in the amount of $100,000 and reduced the note payable to the sellers (see Note 14).

On January 1, 1998, the Company issued 490,142 shares of the Company's common stock to minority interest holders in exchange for all of their shares in the subsidiaries. In connection with the purchase, the Company recorded additional goodwill of $194,924.



The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND BUSINESS

     U.S. Laboratories Inc. and subsidiaries (collectively, the "Company") offers engineering and design services, project management, construction quality control, structural engineering and design, environmental engineering and inspection, and testing. The Company has facilities in California, New Jersey, and Florida and grants credit to customers in those states.

     Acquisitions
     ------------
     In January 1998, the Company purchased all of the shares held by minority stockholders in its subsidiaries for $533,052. The Company issued an aggregate of 439,664 shares of common stock in exchange for the purchase price. The shares were valued using a method similar to previous Company acquisitions. The Company recorded $194,924 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over fifteen years.

     On March 25, 1998, Wyman Testing Laboratories, Inc. ("Wyman"), a majority-owned subsidiary of U.S. Laboratories Inc., acquired certain assets and liabilities of Wyman Enterprises, Inc. The purchase price for the assets was $830,620. The purchase price was paid as follows: (i) $300,000 cash paid upon the closing, (ii) $468,993 notes payable issued to the stockholders of Wyman Enterprises, Inc., and (iii) 50,478 shares of U.S. Laboratories Inc.'s common stock issued to a stockholder of Wyman Enterprises, Inc. valued at $61,200, using a method similar to previous company acquisitions. Wyman recorded $511,200 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over fifteen years. For financial statement purposes, the acquisition occurred on March 31, 1998. The assets acquired were as follows:

                  Cash                                  $     22,690
                  Accounts receivable                        577,681
                  Prepaids                                    29,985
                  Furniture and equipment                     96,952
                  Goodwill                                   511,200
                  Liabilities                               (407,888)
                                                        ------------

                      Total                             $    830,620
                                                        ============

     Subsequent to the year ended December 31, 1998, the Company agreed to give Wyman Enterprises, Inc. an additional $31,007 relating to the purchase price and $71,904 of accounts receivable. Upon this agreement, the Company recorded additional goodwill of $102,911.

     In May 1998, Wyman merged into San Diego Testing Engineers, Inc., a majority-owned subsidiary of the Company, which is the surviving corporation. Each share of Wyman was converted into one-half share of the surviving corporation.

     In May 1998, the Company acquired certain equipment of Professional Services Industries, Inc. ("PSI") for a purchase price of $13,900 which has been paid.

     In May 1998, the Company acquired certain equipment of Jupiter, Division of Fraser Engineering & Testing, Inc. ("Jupiter") for a purchase price of $35,000 which has been paid.


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation
     ---------------------------
     The  consolidated   financial  statements  include  the  accounts  of  U.S.
     Laboratories Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents/Book Overdraft
     ----------------------------------------
     For purposes of the statements of cash flows, the Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Book overdraft represents the bank balance at period end, plus deposits in transit, less outstanding checks.

     Furniture and Equipment
     -----------------------
     Furniture and equipment, including equipment under capital leases, are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives as follows:

                 Automobile and trucks                    3 to 5 years
                 Furniture and fixtures                   5 to 7 years
                 Office hardware and software                  5 years
                 Machinery and equipment                  5 to 7 years
                 Leasehold improvements                        5 years

     Maintenance,   repairs,  and  minor  renewals  are  expensed  as  incurred.
     Expenditures for additions and major improvements are capitalized. Gains and losses on disposals are included in the statements of operations.

     Intangibles
     -----------
     Intangibles consist of goodwill which is being amortized over a fifteen-year period. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated value of goodwill may not be recoverable. When factors indicate that the value of goodwill may be impaired, the Company estimates the remaining value and reduces the goodwill to that amount.

     Deferred Offering Costs
     -----------------------
     Amounts paid for costs associated with an anticipated initial public offering ("IPO") are capitalized and will be recorded as a reduction to additional paid-in capital upon the completion of the IPO. The IPO was completed in March 1999.

     Revenue Recognition
     -------------------
     Revenue from services performed, including fixed-price and unit-price contracts, is recorded as earned over the lives of the contract. Revenue from services is recognized when services have been performed and accepted. At the time a loss or a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements. The Company has not experienced any material losses on these contracts.

     Advertising
     -----------
     The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 1998 and 1997 were $42,882 and $15,699, respectively.


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Income Taxes
     ------------
     The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Stock Split
     -----------
     Effective May 30, 1998, the Company effected a 20,324-for-one stock split and on November 9, 1998, effected a one-for-0.8413 reverse stock split. The options and warrants to acquire common stock were unaffected by the reverse stock split. All share and per share data have been retroactively restated to reflect the stock split.

     Estimates
     ---------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments
     -----------------------------------
     For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable, and other accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term debt and capital lease obligations also approximate fair value because current interest rates and terms offered to the Company for similar long-term debt and capital lease obligations are substantially the same.

     Concentrations of Risk
     ----------------------
     The Company sells products and provides contract services to construction companies and the military, primarily in California, New Jersey, and Florida. It also extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

     Net Income Per Share
     --------------------
     For the year ended December 31, 1998, the Company adopted SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing net income to common stockholders by the weighted-average number of common shares outstanding.

     Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Comprehensive Income
     --------------------
     For the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.

     Recently Issued Accounting Pronouncements
     -----------------------------------------
     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for financial statements with fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect adoption of SFAS No. 133 to have a material effect, if any, on its financial position or results of operations.

     SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," is effective for financial statements with the first fiscal quarter beginning after December 15, 1998. The Company does not expect adoption of SFAS No. 134 to have a material effect, if any, on its financial position or results of operations.

     SFAS  No.  135,   "Rescission  of  FASB  Statement  No.  75  and  Technical
     Corrections," is effective for financial statements with fiscal years beginning February 1999. This statement is not applicable to the Company.

NOTE 3 - CASH

     The Company maintains cash deposits at banks located in California, Florida, and New Jersey. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1998, uninsured portions of balances held at banks aggregated to $53,778. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 4 - FURNITURE AND EQUIPMENT

     Furniture and equipment at December 31, 1998 consisted of the following:

         Automobile and trucks                                   $  621,719
         Furniture and fixtures                                     291,199
         Office hardware and software                                91,918
         Machinery and equipment                                    423,846
         Leasehold improvements                                     103,072
                                                                 ----------
                                                                  1,531,754

         Less accumulated depreciation and amortization             783,695
                                                                 ----------
             Total                                               $  748,059
                                                                 ==========


     Depreciation and amortization expense for the years ended December 31, 1998 and 1997 was $215,660 and $181,552, respectively.

NOTE 5 - LINES OF CREDIT

     Amounts due on the lines of credit at December 31, 1998 are as follows:

          In May 1998, the Company entered into a
               $1,700,000 line of credit with a bank,
               maturing on May 1, 1999. Interest is payable
               on a monthly basis at prime (7.75% at
               December 31, 1998). The maximum advance rate
               is 75% of accounts receivable aged 90 days or
               less. The line is guaranteed by a UCC-1
               financing statement, covering a majority of
               the Company's assets, dated May 27, 1998, and
               personally guaranteed by the majority
               stockholder. In November 1998, the Company
               refinanced the line of credit into a
               $1,200,000 note payable (see Note 7) and
               remaining $500,000 as a line of credit with
               the above terms.                                  $ 413,160

          In July 1998, the Company entered into a
               $500,000 line of credit with a bank, payable
               upon demand, but no later than July 1, 2000.
               Interest is payable on a monthly basis at the
               bank's reference rate. A portion of the line
               is guaranteed by the majority stockholder and
               the majority of the Company's assets.                284,584
                                                                 ----------

             Total                                               $  697,744
                                                                 ==========


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 6 - LONG-TERM DEBT

     Long-term debt at December 31, 1998 consisted of the following:

          Notes payable to Toyota Motor Credit Corporation,
               collateralized by applicable equipment. The
               notes are currently due in aggregate monthly
               payments of $448 including interest from
               9.19% to 11.9% per annum.                         $    3,132

          Notes payable to General Motors Credit
               Corporation, collateralized by applicable
               equipment. The notes are currently due in
               aggregate monthly payments of $3,694
               including interest from 7.95% to 13.5% per
               annum.                                               122,825

          Notes payable to Barnett Bank, collateralized by
               applicable equipment. The notes are currently
               due in aggregate monthly payments of $3,911
               including interest from 7.74% to 10.74% per
               annum.                                                83,734

          Notes payable to Ford Motor Credit Corporation,
               collateralized by applicable equipment. The
               notes are currently due in aggregate monthly
               payments of $4,366 including interest from
               7.99% to 12.66% per annum.                           133,740
                                                                 ----------

                                                                    343,431

          Less current portion                                      132,048
                                                                 ----------

               Long-term portion                                 $  211,383
                                                                 ==========

     The following is a schedule by years of future maturities of long-term debt:

               Year Ending
               December 31,
               ------------
                  1999                                           $  132,048
                  2000                                               74,160
                  2001                                               75,571
                  2002                                               50,277
                  2003                                               10,105
                  Thereafter                                          1,270
                                                                 ----------

                  Total                                          $  343,431
                                                                 ==========


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 7 - NOTES PAYABLE

     Notes payable consisted of the following at December 31, 1998.

          Notepayable to stockholder of Wyman Enterprises,
               Inc. in connection with the acquisition. The
               amount is to be paid in four annual
               installments of $37,500 beginning March 25,
               1999. Subsequent to the IPO, $37,500 was
               paid.                                             $  150,000

          Note payable to stockholder of Wyman Enterprises,
               Inc. in connection with the acquisition. The
               amount is to be paid in four annual
               installments of $37,500 beginning March 25,
               1999 with one lump sum payment of $150,000
               due at the earlier of October 1, 1999, or the
               30 days following the IPO. Subsequent to the
               IPO, $187,500 was paid.                              300,000

          Note payable to stockholders of Wyman Enterprises,
               Inc. in connection with the acquisition. The
               amount is payable upon demand and
               non-interest bearing. Subsequent to the IPO,
               the total amount was paid.                            50,000

          Notepayable to bank starting January 1999. The
               note was interest only through December 31,
               1998 at the prime rate. The amount is to be
               paid in monthly installments of $20,000, plus
               interest at the prime. The note is secured by
               substantially all of the Company's assets and
               personally guaranteed by the majority
               stockholder. Subsequent to the IPO, the total
               amount was paid.                                   1,180,000
                                                                 ----------

                                                                  1,680,000
          Less current portion                                      515,000

               Long-term portion                                 $1,165,000
                                                                 ==========



          The following is a schedule by years of future maturities of notes payable:

               Year Ending
               December 31,
               ------------
                  1999                                           $  515,000
                  2000                                              315,000
                  2001                                              315,000
                  2002                                              315,000
                  2003                                              220,000
                                                                 ----------

               Total                                             $1,680,000
                                                                 ==========

The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 8 - RELATED PARTY TRANSACTIONS

     Due to Stockholder
     ------------------
     At December 31, 1998, the Company had amounts due to the majority stockholder of $81,461. The amounts are non-interest bearing and are payable upon demand.

     Stockholder Management Fees
     ---------------------------
     During the year ended  December  31, 1998 and 1997,  the  Company  expensed
     $92,052 and $181,067, respectively, in management fees to a stockholder. The management fees are based upon 5% of net sales of a subsidiary.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Leases
     ------
     The Company has entered into non-cancelable operating leases for its corporate offices and facilities in California, New Jersey, and Florida. The Company has the option to extend certain leases.

     Future minimum rental commitments under lease agreements with initial or remaining terms of one year or more at December 31, 1998 are as follows:

               Year Ending
               December 31,
               ------------
                  1999                                           $  275,000
                  2000                                              231,000
                  2001                                              167,000
                  2002                                              116,000
                  2003                                               39,000
                                                                 ----------
                  Total                                          $  828,000
                                                                 ==========

     Rent expense was approximately $301,598 and $316,685 for the years ended December 31, 1998 and 1997, respectively.

     Capitalized Lease Obligations
     -----------------------------
     Upon the acquisition of Wyman Enterprises, Inc., the Company assumed three capitalized lease obligations. The agreements are payable in aggregate monthly payments of principal and interest of $1,477, expiring through May 2000. The agreements are collateralized by applicable equipment.

     Litigation
     ----------
     The Company is involved in certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

     Employment Agreements
     ---------------------
     In May 1998, the Company entered into three-year employment agreements with certain key employees of the Company. The agreements require aggregate monthly payments of approximately $59,000.


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

     Incentive Programs
     ------------------
     In July 1998, the Company entered into incentive program agreements with certain members of Company management. The agreements call for bonuses of 3% and 7% of pre-tax profits based upon the Company's performance. Additionally, up to 5% of individual subsidiary pre-tax profits may be distributed to employees based on performance of those subsidiaries. As of December 31, 1998, accrued bonuses amounted to $40,000, which were paid in 1999.

NOTE 10 - PROFIT SHARING PLAN

     The Company has a voluntary profit sharing plan which covers substantially all eligible full-time employees who meet the plan requirements. Annual employer contributions are based on a years of service vesting schedule. Employer contributions for the years ended December 31, 1998 and 1997 were $19,525 and $26,900, respectively.

NOTE 11 - INCOME TAXES

     A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31 is as follows:

                                                                 1998     1997
                                                                 ----     ----

        Income tax computed at federal statutory tax rate        34.0%    34.0%
        State taxes, net of federal benefit                       5.6      6.5
        Non-deductible goodwill amortization and other            4.2      3.2
                                                                 -----    ----
           Total                                                 43.8%    43.7%
                                                                 =====    =====

     Significant components of the Company's deferred tax assets and liabilities for income taxes for the year ended December 31, 1998 consisted of the following:

          Deferred tax assets
          Accrued  payroll and other expenses                   $   333,978
          Net operating loss                                         15,010
          State taxes                                                74,372
                                                                 ----------
                                                                    423,360
                                                                 ----------
          Deferred tax liabilities
          Accounts receivable                                     1,366,155
          Work-in-progress                                          105,785
          Depreciation                                               11,334
          Other - property                                           63,692
                                                                 ----------
                                                                  1,546,966
                                                                 ----------

               Net deferred tax liability                       $(1,123,606)
                                                                 ==========

The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES (Continued)

     The components of the income tax provision for the years ended December 31 are as follows:

                                                         1998             1997
                                                -------------    -------------
                  Current
                     Federal                    $           -    $      58,938
                     State                                800           10,400
                                                -------------    -------------

                                                          800           69,338
                                                -------------    -------------

                  Deferred
                     Federal                          357,000          214,302
                     State                             87,057           61,616
                                                -------------    -------------

                                                      444,057          275,918
                                                -------------    -------------

                           Total                $     444,857    $     345,256
                                                =============    =============

NOTE 12 - STOCK OPTION PLAN

     In July 1998, the Board of Directors adopted and approved the 1998 Stock Option Plan (the "Option Plan") under which a total of 500,000 shares of common stock have been reserved for issuance. Options under this plan may be granted to employees, officers, directors, and consultants of the Company. The exercise price of the options is determined by the Board of Directors, but the exercise price may not be less than 100% of the fair market value on the date of grant. Options vest over periods not to exceed five years. In July 1998, the Company had 395,000 stock options outstanding at an exercise price ranging from $5.00 to $5.50 per share, of which 238,632 stock options were exercisable.

     In November 1998, the Company cancelled all of its outstanding options, and the Board of Directors approved the grant of 395,000 stock options at an exercise price ranging from $6.00 to $6.60 per share, of which 238,632 stock options are exercisable. The Board of Directors also approved the grant of an additional 62,500 options to various employees under the plan.

     The Company has adopted only the disclosure provisions of SFAS No. 123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 1998 and 1997:

                                                    1998             1997
                                                 -----------     -----------
         Net income
              As reported                        $   570,021     $  364,156
              Pro forma                          $    25,455     $  364,156
         Basic earnings per common share
              As reported                        $      0.26     $     0.17
              Pro forma                          $      0.01     $     0.17


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 12 - STOCK OPTION PLAN (Continued)

     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended December 31, 1998. (There were no options granted during the year ended December 31, 1997.): dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 4.3%, and expected life of three years. The weighted-average fair value of options granted during the year ended December 31, 1998 for which the exercise price equals the market price on the grant date was $4.16, and the weighted-average exercise price was $6.00. The weighted-average fair value of options granted during the year ended December 31, 1998 for which the exercise price was greater than the market price on the grant date was $4.07, and the weighted-average exercise price was $6.60.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The following summarizes the stock option transactions under the stock option plan:

                                                                Weighted-
                                                     Stock        Average
                                                   Options       Exercise
                                               Outstanding          Price
                                               -----------      ---------

         Balance, December 31, 1997                      -      $       -
         Granted                                   395,000      $    6.22
                                                ----------

            Balance, December 31, 1998             395,000      $    6.22
                                                ==========

            Exercisable, December 31, 1998         238,632      $    6.08
                                                ==========

     The weighted-average remaining contractual life of the options is two years at December 31, 1998.

NOTE 13 - WARRANTS

     In July 1998, the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $5.00 per share. The warrants are exercisable the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the NASDAQ Small-Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for the fiscal year ending December 31, 1998, or any fiscal year thereafter, are at least twice the base period earnings of $841,041. The warrants expire upon termination or November 9, 2003.


The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

NOTE 13 - WARRANTS (Continued)

     In November 1998, the Company cancelled all of its outstanding warrants, and the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $6.00 per share. The warrants are exercisable the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the NASDAQ Small-Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for the fiscal year ending December 31, 1998, or any fiscal year thereafter, are at least twice the base period earnings of $841,041. The warrants expire upon termination or November 9, 2003.

NOTE 14 - OTHER INCOME (EXPENSE)

     On January 31, 1994, U.S. Laboratories Inc. purchased 80% of Professional Engineering & Inspection Company, Inc. ("PEICO") for a purchase price of $1,500,000. The purchase price was paid as follows: $750,000 cash paid upon the closing, and the remaining $750,000 payable $250,000 per year starting January 31, 1995. In 1997, certain liabilities arose after the sale of PEICO, which were recoverable from the sellers by the Company. The Company negotiated with the sellers a reduction of $100,000 in the final payment due to the sellers.

NOTE 15 - YEAR 2000 ISSUE

     The Company is conducting a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and is developing an implementation plan to resolve the Issue.

     The Issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is dependent on computer processing in the conduct of its business activities.

     Based on the review of the computer systems, management does not believe the cost of implementation will be material to the Company's financial position and results of operations.

NOTE 16 - SUBSEQUENT EVENTS

     In March 1999, the Company completed an IPO in which it sold 1,000,000 shares of common stock at $6.00 per share. Gross proceeds from the sale were $6,000,000.


The accompanying notes are an integral part of these consolidated financial statements.

                             Directors and Officers

                               Board of Directors

Dickerson Wright, P.E. - Chief Executive Officer, President and Chairman of the Board of U.S. Laboratories Inc. and Chairman of the Board for San Diego Testing Engineers, Inc., Los Angeles Testing Engineers, Inc., Professional Engineering & Inspection Company, Inc. and U.S. Engineering Laboratories Inc. Member of the Audit and Compensation Committees.

Gary H. Elzweig - Executive Vice President of U.S. Laboratories Inc. and President and Member of the Board of Directors of Professional Engineering & Inspection Company, Inc.

Martin B. Lowenthal - Executive Vice President of U.S. Laboratories Inc. and President, Secretary and Member of the Board of Directors of U.S. Engineering Laboratories Inc.

James D. Wait - Secretary, Treasurer and Chief Financial Officer of U.S. Laboratories Inc. and Member of the Board for San Diego Testing Engineers, Inc., Los Angeles Testing Engineers, Inc., Professional Engineering & Inspection Company, Inc. and U.S. Engineering Laboratories Inc.

Donald C. Alford - Executive Vice President and Director of Acquisitions of U.S. Laboratories Inc. and member of the Board of Directors for San Diego Testing Engineers, Inc. and Los Angeles Testing Engineers, Inc.

Mark Baron - Executive Vice President of U.S. Laboratories Inc. and President, Secretary and Member of the Board of San Diego Testing Engineers, Inc.

Thomas H. Chapman - Former President of San Diego Testing Engineers, Inc. as well as a member of its Board of Directors.

Robert E.  Petersen - President of Asset  Management  Group and past Senior Vice
President  and Chief  Financial  Officer  of  Collings  Development  Co and Vice
President of La Jolla Development Co. Member of the Audit and Compensation Committees.

James L. McCumber - Chairman, Chief Executive Officer and founder of McCumber Golf. Member of the Audit Committee.

Noel Schwartz - Retired President-Laboratory Services Division and past member of the Board of Directors of United States Testing Company. Member of the Compensation Committee.

Irvin Fuchs - Retired President - Engineering Services Division and past member of the Board of Directors of United States Testing Company.

                                    Officers

Dickerson Wright - Chief Executive Officer and President

Gary H. Elzweig - Executive Vice President

Martin Lowenthal -  Executive Vice President

Donald Alford - Executive Vice President

Mark Baron - Executive Vice President

James D. Wait - Secretary, Treasurer and Chief Financial Officer

Stockholder Information

                                EXECUTIVE OFFICES

U.S. Laboratories Inc.      Professional Engineering &   U.S. Engineering
7895 Convoy Court, Suite 18 Inspection Company, Inc.     Laboratories Inc.
San Diego, California 92111 4350 West Sunrise Blvd, 103D 903 E. Hazelwood Ave
619-715-5800                Plantation, Florida 33313   Rahway, New Jersey 07065
619-715-5810 Facsimile

San Diego Testing                   Los Angeles Testing
Engineers, Inc.                     Engineers, Inc.
7895 Convoy Court, Suite 18         17905 Skypark Circle, Suite A
San Diego, California 92111         Irvine, California 92614


AUDITORS                                             INVESTOR RELATIONS
Singer Lewak Greenbaum & Goldstein LLP               The Miller Group
10960 Wilshire Blvd., Suite 1100                     4909 East McDowell Road
Los Angeles, California 90024                        Phoenix, Arizona 85008
                                                     602-225-0504

MARKET FOR THE COMPANY'S COMMON STOCK

U.S. Laboratories Inc. stock and warrants are traded on the Nasdaq SmallCap Market under the symbols USLB and USLBW respectively.

REGISTRAR AND TRANSFER AGENT                ANNUAL MEETING
North American Transfer Co.                 June 19, 1999
147 W. Merrick Road                         The Mandalay Bay Resort
Freeport, New York 11520                    Las Vegas Blvd., Las Vegas, Nevada
516-379-8501                                10:30 A.M.

SECURITY HOLDER INFORMATION

At May 3, 1999 there were approximately 600 stockholders of record of the Company's Common Stock. The Company believes that this represents approximately 600 beneficial owners.

The following table shows the high and low closing prices by month since the inception of trading, February 23, 1999.

                           Common Stock (USLB)             Warrants (USLBW)
    Week Ended             High          Low             High         Low
    February 26, 1999      6.00          5.00            1.13         0.88
    March 5, 1999          5.19          3.75            1.19         0.75
    March 12, 1999         4.88          3.19            1.06         0.88
    March 19, 1999         4.50          3.75            1.00         0.69
    March 26, 1999         4.63          3.13            1.00         0.75
    April 2, 1999          4.06          3.69            0.81         0.56
    April 9, 1999          4.00          3.00            0.63         0.38
    April 16, 1999         3.75          2.88            0.69         0.38
    April 23, 1999         3.38          2.88            0.63         0.38
    April 30, 1999         3.44          3.06            0.63         0.44
    May 7, 1999            3.63          3.25            0.75         0.56


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